Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

Coca-Cola Bottling Co. Consolidated

Ratio of Earnings to Fixed Charges

(In Thousands, Except Ratios)

	First Quarter
	2016	2015
Computation of Earnings:
Income before income taxes	$(14,111)	$4,466
Add:
Interest expense	8,787	6,843
Amortization of debt premium/discount and expenses	575	504
Interest portion of rent expense	838	659
Earnings as adjusted	$(3,911)	$12,472

Computation of Fixed Charges:
Interest expense	$8,787	$6,843
Capitalized interest	230	66
Amortization of debt premium/discount and expenses	575	504
Interest portion of rent expense	838	659
Fixed charges	$10,430	$8,072

Ratio of Earnings to Fixed Charges	(A )	1.55

(A)	The ratio of earnings to fixes charges was less than 1.0x for the first quarter of 2016. The deficiency in the ratio of earnings to fixed charges was $14.3 million.